

June 10, 2011

Via E-mail
Mr. Jeffrey G. Naylor
Chief Financial and Administrative Officer
TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

      **Re:    TJX Companies, Inc.**
              **Form 10-K for the Year Ended January 29, 2011**
              **Filed March 30, 2011**
              **File No. 001-04908**

Dear Mr. Naylor:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia Jenkins

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Health care Services